

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2023

Daniel J. Santaniello
President and Chief Executive Officer
Fidelity D & D Bancorp, Inc.
Blakely and Drinker Streets
Dunmore, Pennsylvania 18512

> **Re: Fidelity D & D Bancorp, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 3, 2023**
> **File No. 333-271616**

Dear Daniel J. Santaniello:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Madeleine Mateo at 202-551-3465 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Erik Gerhard